Exhibit 99.B(h)(1)(i)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED ADMINISTRATION AGREEMENT

between

ING SEPARATE PORTFOLIOS TRUST

and

ING FUNDS SERVICES, LLC

Series	Administrative Fee
(as a percentage of average daily net assets)
ING SPorts Core Fixed Income Fund	0.00%
ING SPorts International Fixed Income Fund	0.00%